

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

Via E-mail
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

> **Re: Jones Lang LaSalle Income Property Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 14, 2011**
> **File No. 333-177963**

Dear Mr. Swaringen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your registration statement to the Division of Investment Management for further review.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

4.   Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   We note that you are registering $3,000,000,000 worth of shares of your common stock. We further note your disclosure on page 6 where you state that you "intend to conduct a continuous offering that will not have a predetermined duration." Please confirm to us that you reasonably expect to offer and sell this amount in the next two years or advise. Refer to Rule 415(a)(2).

7.   On page 6, we note your disclosure that you will post on your website and make available on a toll-free, automated telephone line your NAV per share as soon as reasonably practicable after the end of each business day. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the $10.00 per share or $10.36 per share price, as applicable, listed in this offering.

8.   Please provide us a draft of your pricing supplement that includes your calculation of how you will determine NAV. Please note that we may have further comments.

9.   Please tell us if you intend to file pricing supplements more frequently than once a month to the extent there is a significant change in daily NAV that is less than 20%.

10.   We note disclosure throughout the prospectus regarding your sponsor's experience. Please expand the disclosure to provide a more complete discussion of the relevant performance of your sponsor. Please balance this disclosure with a discussion of any major adverse business developments experienced by your sponsor.

Cover Page of Prospectus

11.   If there are restrictions on the transferability of your common stock, please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

12.   Please revise the second sentence of the third paragraph to clarify that the share repurchase plan offers only limited liquidity.

13.   Please provide the disclosure required by Item 501(b)(8)(iii) regarding date the offering will end and any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors.

Questions and Answers About this Offering, page 2

Q: Why should I consider an investment in real estate?, page 2

14.   We note your reference to a NAREIT report that published that an optimized portfolio combining a blend of private direct real estate and publicly traded REITs produced better risk-adjusted returns than either private direct real estate or publicly traded REITs alone. Where you refer to this report in the prospectus, please revise your disclosure to describe the material differences between an investment in you and private real estate. We also note your reference to the benefits of direct investments in real estate properties. Please also revise this disclosure where it appears to describe the differences between an investment in you and direct investments in real estate properties.

C. Allan Swaringen
Jones Lang LaSalle Income Property Trust, Inc.
December 13, 2011
Page 4

Q: What is the per share purchase price?, page 6

15.   We note that your disclosure here for Class A differs from the cover page of the
       prospectus.

Prospectus Summary, page 10

Class A and Class M Shares of Common Stock, page 11

16.   If true, please revise your disclosure in this section to clarify that the dealer manager
       and distribution fees are paid on all outstanding Class A and M shares so that
       investors will pay such fees not only once but on a continuous basis. Please also
       revise your disclosure to clarify that such fees will be paid until they equal 10% of the
       gross proceeds from the primary portion of the offering.

Leverage, page 13

17.   We note your disclosure in the section that during the ramp up period, you intend to
       use modest amounts of leverage to finance new acquisitions. Please disclose your
       target leverage ratio during the ramp up periods.

Fees and Expenses, page 13

18.   We note your disclosure on page 13 that you do not intend to pay acquisition,
       disposition or financing fees to your advisor in connection with the purchase or sale
       of your investments. Please revise this sentence to clarify that you will pay your
       advisor an advisory fee.

19.   Please revise this table and the table on page 93 to include the following:

       •   a separate column to identify the parties that receive each of the fees listed in
            the table;

       •   aggregate dealer manager and distribution fees assuming you sell the
            maximum offering;

       •   clarification of whether the dealer manager and distribution fee will be
            calculated based on the shares outstanding.

20.   Please revise your estimated fee amounts to include fees to be paid assuming the
       maximum amount of leverage is utilized. See Industry Guide 5.

Our Structure, page 18

21.   Please revise your chart to indicate the percentage ownership of Jones Lang LaSalle
        Affiliates in you.

Distributions, page 19

22.   If you intend to pay distributions in excess of earnings and cash flow from operations,
        please revise your disclosure to include an affirmative statement to that effect.

Estimated Use of Proceeds, page 55

23.   We note your disclosure on page 57 that the cornerstone of your investment strategy
        is to acquire and manage income-producing commercial real estate properties and real
        estate-related assets around the world, and that, to a lesser degree, you also intend to
        invest in debt and equity interests backed principally by real estate. Please revise this
        section to state the anticipated holdings of each of your targeted assets and how that
        would be affected, if it will, if you raise an amount substantially less than your
        maximum offering amount. Refer to Instructions (a) to Item 504 of Regulation S-K.
24.   We note that you intend to use a portion of the net proceeds to reduce borrowings and
        repay indebtedness incurred under various financing instruments. Please revise this
        section to set forth the interest rate and maturity of such indebtedness. If the
        indebtedness to be discharged was incurred within one year, describe the use of the
        proceeds of such indebtedness other than short-term borrowings used for working
        capital. Refer to Instructions to Item 504 of Regulation S-K.

25.   Please revise to include estimated dealer manager, distribution and advisory fees.

Our Real Estate Investments, page 69

26.   Please revise this section to provide the occupancy rate expressed as a percentage for
        each property for the last five years for each material property as required by Item 15
        of Form S-11. If no individual property is material, please provide this disclosure for
        your property portfolio.

27.   Please revise the "Top Ten Tenant" table to include rental per annum or advise.

28.   Please disclose the average effective annual rent per square foot for each material
        property. If no individual property is material, please provide this disclosure for your
        property portfolio.

Management, page 76

29.   Please revise this section to briefly describe the duties of your executive officers and what these officers will do for you on a day-to-day basis in these capacities.

Directors and Executive Officers, page 78

30.   For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Conflicts of Interest, page 96

Interests in Other Real Estate Programs, page 96

31.   Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you.

32.   We note that certain of your officers and non-independent directors also are officers of your advisor and other Jones Lang LaSalle affiliates. Please revise your disclosure to identify the other Jones Lang LaSalle affiliates.

Net Asset Value Calculation and Valuation Guidelines, page 101

33.   Please tell us what consideration you have given to identifying the independent valuation advisor as an expert for your NAV and filing its consent as it relates to NAV as an exhibit to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Historical NAV Per Share, page 110

34.   Please note that our review of your historical NAV per share and your valuation guidelines is still under review. We may have further comments.

Share Repurchase Plan, page 113

Repurchase Limitations, page 115

35.   We note your disclosure on page 116 where you state that, "[a]ny suspension of, or material modification to, the share repurchase plan will be disclosed to stockholders." Please revise your disclosure to provide a timeframe for disclosure.

Item 36. Financial Statements and Exhibits, page II-3

36.   We note that you have filed "form of "certain exhibits. Please advise us if you will not be filing the final, executed agreements or documents (as applicable) prior to effectiveness of the registration statement.

37.   Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects "form of" the opinions.

Item 37. Undertakings, page II-3

38.   Please provide the undertakings required by Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

C. Allan Swaringen
Jones Lang LaSalle Income Property Trust, Inc.
December 13, 2011
Page 8

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Kevin Woody, Accounting Branch Chief, at (202) 5514-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel